SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 June 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 05 June 2009

                   re: Result of AGM

                                                                                                                                                            62/09

NEWS RELEASE

                                                                                                                                                  5 June 2009

                              ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

At the annual general meeting, held on Friday, 5 June, 2009, all the resolutions were passed and the results of the polls are as follows:

Resolution	For	Against	Votes withheld

1. Receiving the report and accounts	11,716,224,564 shares 99.87%	15,195,607 shares 0.13%	83,368,743 shares
2. Approval of the directors' remuneration report	10,961,345,583 shares 96.12%	442,606,531 shares 3.88%	410,939,907 shares
3. Election of directors
(a) Ms C J McCall	11,742,688,863 shares 99.59%	48,711,077 shares 0.41%	22,922,001 shares
(b) Mr T T Ryan Jr	11,746,325,941 shares 99.63%	43,370,977 shares 0.37%	24,747,670 shares
(c) Mr M A Scicluna	11,750,031,100 shares 99.65%	41,119,037 shares 0.35%	23,328,642shares
(d) Mr T J W Tookey	11,679,604,139 shares 99.62%	44,072,156 shares 0.38%	90,816,387 shares
(e) Mr Anthony Watson	11,749,543,333 shares 99.66%	40,071,357 shares 0.34%	24,730,826 shares
4. Re-election of directors
(a) Sir Victor Blank	10,257,340,278 shares 93.95%	660,747,141 shares 6.05%	897,124,566 shares
(b) Mr A G Kane	11,680,403,871 shares 99.13%	102,440,573 shares 0.87%	32,019,572 shares
(c) Lord Leitch	11,267,119,525 shares 97.60%	277,185,227 shares 2.40%	269,837,530 shares

5. Re-appointment of the auditors	11,741,256,338 shares 99.81%	22,133,571 shares 0.19%	51,431,112 shares

6. Authority to set the remuneration of the auditors	11,767,875,427 shares 99.87%	15,145,678 shares 0.13%	31,025,536 shares

7. Increase in authorised share capital	11,737,818,567 shares 99.49%	60,363,236 shares 0.51%	16,212,509 shares

8. Directors' authority to allot shares	11,588,239,096 shares 98.36%	193,057,655 shares 1.64%	32,809,932 shares

9. Directors' power to issue shares for cash	11,733,534,498 shares 99.47%	62,263,392 shares 0.53%	18,614,920 shares

10. Authority for the company to purchase its ordinary shares	11,763,917,279 shares 99.81%	22,313,369 shares 0.19%	28,209,220 shares

11. Authority for the company to purchase its preference shares	11,763,523,388 shares 99.81%	22,556,161 shares 0.19%	28,301,065 shares

12. Amending the articles of association	11,761,079,381 shares 99.75%	29,706,553 shares 0.25%	23,227,894 shares

13. Notice period for general meetings	11,719,274,943 shares 99.33%	79,288,004 shares 0.67%	15,637,147 shares

14. Authority relating to political donations or expenditure	11,632,575,166 shares 98.82%	138,543,397 shares 1.18%	49,477,644 shares

On 5 June, 2009 there were 16,753,147,366 relevant shares in issue and 576 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

-ENDS-

                                                                                                         Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  05 June 2009